Filed Pursuant to Rule 433

Dated September 18, 2023

Registration Statement No. 333-251353-01

INTERSTATE POWER AND LIGHT COMPANY

Final Term Sheet

Dated September 18, 2023

Issuer:	Interstate Power and Light Company (the “Company”)

Security Type:	Senior Debentures

Principal Amount:	$300,000,000

Maturity Date:	October 15, 2033

Coupon:	5.700%

Price to Public:	99.458% of the principal amount

Yield to Maturity:	5.771%

Benchmark Treasury:	3.875% due August 15, 2033

Benchmark Treasury Yield:	4.321%

Spread to Benchmark Treasury:	+145 bps

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2024

Optional Redemption – Reinvestment Rate:	Prior to July 15, 2033, make-whole call at T+25 bps

Optional Redemption at Par:	On or after July 15, 2033

Trade Date:	September 18, 2023

Settlement Date:	September 21, 2023 (T+3)

CUSIP:	461070 AU8

ISIN:	US461070AU86

Denominations / Multiples:	$2,000 x $1,000

Anticipated Ratings*:	Baa1 / A- (Moody’s/ S&P)

Joint Book-Running Managers:	BofA Securities, Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC.

Co-Managers:	Siebert Williams Shank & Co., LLC TD Securities (USA) LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Senior Debentures will be made against payment therefor on or about September 21, 2023, which will be the third business day following the date of pricing of the Senior Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Senior Debentures initially will settle in T+3, purchasers who wish to trade the Senior Debentures on any date prior to the second business day before delivery should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities & Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents by calling BofA Securities, Inc. toll free at 1-800-294-1322, Mizuho Securities USA LLC toll free at 1-866-271-7403, MUFG Securities Americas Inc. toll free at 1-877-649-6848, U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

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